February 12, 2020

Richard J. Brown
Chairman and Chief Executive Officer
Odyssey Semiconductor Technologies, Inc.
9 Brown Road
Ithaca, NY 14850

       Re: Odyssey Semiconductor Technologies, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed January 31, 2020
           File No. 333-234741

Dear Dr. Brown:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Selling Stockholders, page 48

1. We are unable to determine how you calculated the number of shares being registered for resale by stockholders who received their securities at the company's formation in paragraph (d) on page 3 of your response letter. Please provide additional support for your calculation.
2. Disclosure in the table that Mr. Tompkins is the beneficial owner of 707,333 shares of the company's common stock is inconsistent with your representation in paragraph (c) on page 2 of your response letter and the disclosure in the principal stockholder table on page
       46. Please reconcile the disclosures on pages 46 and 49. In general, it appears that you may have revised the column under the heading "Shares Beneficially Owned as of the date of this Prospectus" to reflect the shares offered by the prospectus rather than the total
 Richard J. Brown
Odyssey Semiconductor Technologies, Inc.
February 12, 2020
Page 2
      number of shares beneficially owned. In addition, it appears that the column under the heading "Shares Beneficially Owned After the Offering" may need to be revised. Finally, it is unclear to us why you have revised footnotes (4), (8), and (9) to change the number of shares that each individual received at the formation of the company. Please advise or revise.
       You may contact Mindy Hooker at 202-551-3732 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at 202-551-3728 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameRichard J. Brown
                                                    Division of Corporation
Finance
Comapany NameOdyssey Semiconductor Technologies, Inc.
                                                    Office of Manufacturing
February 12, 2020 Page 2
cc:       Mitchell Lampert, Esq.
FirstName LastName